UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MAJESCO HOLDINGS INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

784495103
(CUSIP Number)

December 31, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☒   Rule 13d-1(b)

         ☐   Rule 13d-1(c)

         ☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person	**JMP Asset Management LLC**
	IRS Identification No. of Above Person	**94-3342119**
2	Check the Appropriate Box if a member of a Group	(a) ☐
		(b) ☐
3	SEC USE ONLY	
4	Citizenship or Place of Organization	**Delaware**

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power	**N/A**
	6	Shared Voting Power	**N/A**
	7	Sole Dispositive Power	**N/A**
	8	Shared Dispositive Power	**N/A**

9	Aggregate Amount Beneficially Owned by Each Reporting Person	**N/A**
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row 9	**N/A**
12	Type of Reporting Person	**IA**

Item 1(a).   Name of Issuer:

     Majesco Holdings Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

     160 Raritan Center Plaza
     Edison, NJ 08837

Item 2(a).   Names of Person Filing:

     JMP Asset Management LLC

Item 2(b).   Address of Principal Business Office or, if none, Residence:

     600 Montgomery Street, Suite 1100
     San Francisco, CA 94111

Item 2(c).   Citizenship:

     Delaware

Item 2(d).   Title of Class of Securities:

     Common Stock, $0.001 par value.

Item 2(e).   CUSIP Number:

     784495103

Item 3.   Type of Reporting Person.

     If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

     (a)   ☐ Broker or dealer registered under section 15 of the Exchange Act.

     (b)   ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

     (c)   ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

     (d)   ☐ Investment company registered under section 8 of the Investment Company Act of 1940 .

     (e)   ☑ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance
with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment
Company Act of 1940;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule
13G, which Items are incorporated by reference herein.

JMP Asset Management LLC ("JMP") is filing this Schedule 13G because it acts
as the investment adviser of one or more investment partnerships and/or one or more client
accounts that beneficially hold number of shares of common stock reflected on Items 5-9 and 11
of page two (2) of this Schedule 13G (the "Securities"). As investment adviser, JMP has been
granted the authority to dispose of and vote the Securities. The investment partnerships and/or
client accounts have the right to receive (or the power to direct the receipt of) dividends received
in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities
Exchange Act of 1934, it is also possible that one or more members or executive officers of JMP
might be deemed a "beneficial owner" of some or all of the securities to which this Schedule
relates in that they might be deemed to share the power to direct the voting or disposition of such
securities. Neither the filing of this Schedule nor any of its contents shall be deemed to
constitute an admission that any of such individuals is, for any purpose, the beneficial owner of
any of the securities to which this Schedule relates, and such beneficial ownership is expressly
disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that JMP has ceased to be the
beneficial owner of more than five percent of the class of securities.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   <u>Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company</u>.

      Not applicable.

Item 8.   <u>Identification and Classification of Members of the Group</u>.

      Not applicable.

Item 9.   <u>Notice of Dissolution of Group</u>.

      Not applicable.

Item 10.   <u>Certification</u>.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

<u>Signature</u>

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006   JMP ASSET MANAGEMENT LLC

                                       By: _____
                                           Joseph A. Jolson
                                     Its: Chief Executive Officer